ALLIED GOLD LIMITED

5 August 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

PLACEMENT OF SHARES

The Board of Allied Gold is pleased to advise that it is finalising arrangements to complete a placement of 33,988,551 new Ordinary Shares at AUD$0.31 to raise approximately AUD$10,536,451 before expenses.

The placement, representing approximately 9.00% of the shares on issue prior to the placement, will be made to sophisticated investors, mostly institutional clients of UK based Mirabaud Securities Limited. The placement falls within the company's 15% placement capacity as set out in ASX Listing Rule 7.1

The proceeds of the placing will be used to fund the initiatives highlighted in the Company's recent June quarter activities report, namely:

- Augment the scoping activities surrounding the potential for a significant expansion of the Oxide plant (current capacity 2.2mtpa).
- Commencement of various plant modifications to immediately optimise the existing configuration as well as potentially ready the facility for future expansion initiatives.
- Assess a number of additional equipment requirements relating to earth moving and logistical activities.
- Continue its exploration efforts throughout the September 2008 Quarter.
- Retire additional bank debt existing under the current project financing facility as well as providing working capital to the group.

A further announcement will be made on completion of the placement which is expected shortly.

The placement reaffirms the continued support of its institutional shareholder base.

UPDATE ON GOLD PRODUCTION

Over the month of July, a number of the above initiatives have begun, in particular the procurement of two additional excavators to site and the placement of orders for additional mining equipment. This has enabled an immediate improvement in the overall mining throughput with an approximate 105,000 tonnes being milled for July.

Metallurgical results continue to be pleasing with average gold recovery exceeding 90% during July at an average grade in excess of 1.5g/t. Gold production for the month was approximately 4,824 ounces.

On a number of occasions during July, the plant has achieved current nameplate capacity of 2.2mtpa on an annualised basis as management continue to monitor and trial various production methodologies during this ramp up phase.

Allied Gold is confident that improvements in average throughput will be achieved over the September quarter.

Yours faithfully

Peter Torre
Company Secretary

ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4575 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au